UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

iPass Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

42621V108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This statement amends the Schedule 13D filed on May 23, 2005, as amended on August 5, 2005, November 9, 2005, February 6, 2006, May 16, 2006, June 26, 2006, August 1, 2006, August 15, 2006, September 28, 2006, October 10, 2006, January 12, 2007, February 22, 2007 and January 9, 2008 (the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $.001 par value per share (“Common Shares”), of iPass Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 13 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On March 3, 2008, Stanley P. Gold, on behalf of the Shamrock Activist Value Fund, sent the following letter to Allan R. Spies, the Lead Independent Director of the Company, with a copy to the entire Board of Directors of the Company:

Via Facsimile and Overnight Courier	March 3, 2008

Allan R. Spies

Lead Independent Director

iPass Inc.

3800 Bridge Parkway

Redwood Shores, CA 94065

Dear Allan:

On January 9, 2008, I wrote to you and the iPass Board to ask that the Board immediately commence a process that could result in the sale of the Company because we believe shareholder value could best be maximized through a sale. In our view, opportunities to reduce costs in sales, marketing, research and development and corporate overhead, potential leverage in the distribution channel and possible product and services bundling, provide compelling reasons to explore a sale of the Company when compared to a standalone strategy led by a senior management team that has time and time again failed to deliver.

On February 11, 2008, on behalf of the iPass Board, you sent a letter to me responding to my request to sell iPass. Your letter does not address the merits of a sale process.

Instead, you suggest that our call for a sale of iPass is harmful to the Company. We do not view transparency regarding our interest in a value maximizing transaction as harmful. Companies routinely share with their investors plans that include the consideration of strategic alternatives, including a sale of the business. It is an indictment of iPass management and this Board that you believe you are incapable of managing iPass during the exploration of a possible sale, something done successfully by innumerable other companies.

Although your letter fails to outline any specific initiatives to restore shareholder value, we can only deduce that your idea to create value is that somehow current management can reverse its prior track record and deliver sustainable and superior operating performance. Further, a stand alone strategy must be compared to the substantial value inherent in a sale of the Company. I believe that this Board’s “hope and pray” approach is an abdication of your fiduciary duties and completely ignores management’s historical performance and marketplace realities. iPass shareholders deserve better than a Board willing to accept the comfortable dream that current senior management can generate acceptable returns for shareholders. The iPass Board needs to face the reality that maintaining the status quo will result in further destruction of shareholder value.

        Just look at the Company’s performance in the last three years: iPass stock has been as high as $8.32 and has now plummeted to $2.78 at the end of February, despite investment of over $150 million on acquisitions and research and development since 2004, including the approximately $90 million purchase of GoRemote in 2005. What value have iPass shareholders seen from these acquisitions and investments of Company capital? Operating income has decreased by $40 million, from $29 million to a loss of $11 million and, excluding acquisitions, revenues have fallen by more than 11%. You appear to applaud management for transitioning from dial-up to broadband, a change that has swept this industry, but which our current managers were late to recognize and slow to embrace. Yes, to some it appears that the Company has now made the transition, however, this transition of the Company’s revenue base has largely resulted from the GoRemote acquisition at a significant cost to iPass shareholders. Moreover, we believe fourth quarter financial results provide concern rather than comfort for iPass shareholders. Where is the vision for future growth—playing catch-up is a poor prescription for financial health and growth.

I was appalled to learn that, following the recent iPass Board meeting, one of your directors approached Michael McConnell, one of our Board designees, to ask if we would consider selling our iPass shares (including to the Company), suggesting that certain members of the Board had discussed this idea the prior evening. Mr. McConnell flatly and unequivocally rejected that overture.

Let me be absolutely clear. We have never suggested, implied nor considered selling our shares to iPass in a transaction not available to all iPass shareholders. We are fundamentally opposed to “greenmail” in any form and we will not participate in or condone such an abuse of shareholder trust. This Board needs to focus on creating value for all iPass shareholders and not on tactics or actions to further entrench incumbent management and muzzle dissent.

Because of the weakness we have witnessed in management and the Board during the three years we have been shareholders, and the absence of any clear Board initiatives to reverse the tide of the ever-declining iPass share price, we remain convinced that now is the time to sell the Company. We believe maximum value can be achieved for iPass shareholders if the Company’s business were sold to a strategic buyer with greater resources and management depth that will recognize iPass’ potential value. If given a choice, we think iPass shareholders would overwhelmingly support a sale of the Company instead of the “business as usual” approach of this Board.

As one of the largest iPass shareholders, we are committed to generating value for all iPass shareholders. We hope that this Board will soon realize that the interest of iPass’ shareholders would be best served if an orderly sale process, conducted by non-management directors, was undertaken immediately.

Very truly yours,

SHAMROCK CAPITAL ADVISORS, INC.,
on behalf of the SHAMROCK ACTIVIST VALUE FUND

By:	/s/ Stanley P. Gold
Stanley P. Gold

cc:	iPass Board of Directors

2. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 23	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

Exhibit Index

Document

Exhibit 23	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.